BRENHAM OIL & GAS CORP.
601 CIEN STREET, SUITE 235
KEMAH, TX 77565-3077
Tel: (281) 334-9471 Fax: (281) 334-9508

June 28, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement on Form S-1
Registration No. 333-171565

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Brenham Oil & Gas Corp. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-171565), together with all exhibits thereto (the "Registration Statement") filed with the Commission on June 24. 2011. The Registration Statement was inadvertently filed as a pre-effective amendment rather than as a POS AM. If the staff has any questions regarding this application, please contact the undersigned, the Company's CFO, at (281) 334-9479.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Sherry L. McKinzey, Chief Financial Officer